UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 9)

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company)

CF INDUSTRIES HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

125269 10 0

(CUSIP Number of Class of Securities)

Douglas C. Barnard

Vice President, General Counsel, and Secretary

4 Parkway North, Suite 400

Deerfield, IL 60015

(847) 405-2400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian W. Duwe

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606

(312) 407-0700

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), with the Securities and Exchange Commission (“SEC”) on March 23, 2009, as amended by Amendment No. 1 filed with the SEC on March 23, 2009, Amendment No. 2 filed with the SEC on March 30, 2009, Amendment No. 3 filed with the SEC on April 8, 2009, Amendment No. 4 filed with the SEC on April 10, 2009, Amendment No. 5 filed with the SEC on April 13, 2009, Amendment No. 6 filed with the SEC on April 15, 2009, Amendment No. 7 filed with the SEC on April 15, 2009 and Amendment No. 8 filed with the SEC on April 16, 2009 (as amended, the “Statement”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 2. IDENTITY AND BACKGROUND OF THE FILING PERSON

Item 2 is hereby amended and supplemented by adding the following at the end of the section entitled “Offer”:

On the morning of May 11, 2009, Agrium publicly announced that it had revised the Offer by increasing the cash portion of the consideration from $35.00 to $40.00.

Item 9. EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following:

(a)(14)	CF Holdings press release, dated May 11, 2009 (incorporated by reference to CF Holdings 425 Filing on May 11, 2009)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2009

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary